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                                                                   Exhibit 23.1

                              Consent of KPMG LLP

The Board of Directors
The Metzler Group, Inc.

  We consent to incorporation by reference in the registration statement (No. 333-30267) on Form S-8 of The Metzler Group, Inc. of our reports dated February 10, 1999, except for Note 13 which is as of January 21, 2000, relating to the consolidated balance sheets of The Metzler Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the related schedule, which reports appear in the December 31, 1998, annual report on Form 10-K/A2 of The Metzler Group, Inc.

Chicago, Illinois
January 23, 2000